                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 4)

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                                (Name of Issuer)

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                                  BRUCE BENDELL
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   560775 10 8
                      (CUSIP Number of Class of Securities)

                                  Bruce Bendell
                      The Major Automotive Companies, Inc.
                            43-40 Northern Boulevard
                           Long Island City, NY 11101
                                 (718) 937-3700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

                            Mitchell C. Littman, Esq.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                                 (212) 490-2020
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         And Communications on behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (CFR 240.14c-1
to 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange
Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1933.

[ ] c. A tender offer.

[ ] d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

           Transaction valuation           Amount of filing fee
           ---------------------           --------------------
                $571,854 (1)                   * $67.31 (2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

(1) The above transaction value assumes that in connection with the reverse stock split described in this Schedule 13E-3 The Major Automotive Companies,
Inc. will use a ratio of 1-to-1,000 and purchase fractional interests equivalent to approximately 301,000 pre-split shares of common stock, par value $0.01 per share, of the company for $1.90 per share.

(2) The above filing fee was determined by multiplying 0.0001177 by transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or
Schedule and the date of its filing.

Amount previously Paid: $67.31

FORM OR REGISTRATION NO.:  SCHEDULE 13E-3

FILING PARTY:  THE MAJOR AUTOMOTIVE COMPANIES, INC.

DATE FILED: OCTOBER 14, 2005

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE
MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY
OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                                  INTRODUCTION

     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 initially filed by The Major Automotive Companies,
Inc., a Nevada corporation (the "Company"), pursuant to Section 13(e) of the
Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder on
October 14, 2005 and as amended on December 16, 2005, January 6, 2006 and
February 8, 2005 in connection with a going private transaction. The purpose of this Amendment No. 4 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

     On February 10, 2006, we filed with the Commission a definitive proxy statement under Regulation 14A of the Securities Exchange Act, relating to a
Special Meeting of Shareholders to approve:

     (a) a one-for-1,000 reverse stock split of the Company's common stock with a cash payment in lieu of the issuance of any resulting fractional shares of common stock in any discrete account, equal to $1.90 for each pre-reverse split share of common stock traceable to the fractional share; and

     (b) a 1,000-for-one forward stock split of the resulting shares of the
Company's common stock, contingent upon and effective after completion of the reverse stock split.

The above items are together referred to herein as the "Transaction", and would be effected by amendments to our Articles of Incorporation, as amended.

The requisite majority of the Company's common stock voted to approve the
Transaction at the special meeting held March 3, 2006. On March 6, 2006, we filed amendments to our Articles of Incorporation, as amended, with the Nevada
Secretary of State to effect the Transaction. The Transaction has reduced the number of our shareholders to less than 300, and we filed a Form 15 with the
Commission to terminate registration of our common stock under Rule
12g-(4)(a)(1)(i) of the Exchange Act.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            THE MAJOR AUTOMOTIVE COMPANIES, INC.

                            By: /s/ Bruce Bendell
                                ------------------------------------
                            Name: Bruce Bendell
                            Title: Chairman, President, Chief
                                   Executive Officer and Acting
                                   Chief Financial Officer

Date: March 7, 2006

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            /s/ Bruce Bendell
                            -------------------------------
                            Name:  Bruce Bendell

                            Date: March 7, 2006